UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. N/A)*

DERMTECH, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

24984K105

(CUSIP Number)

RTW Investments, LP Attn: Roderick Wong

412 West 15th Street, Floor 9,

New York, New York 10011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24984K105

1	NAME OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]	(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,449,769*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,449,769*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,449,769*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.37%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA, OO

CUSIP No. 24984K105

1	NAME OF REPORTING PERSONS RTW Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]	(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,052,214*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,052,214*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,052,214*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 24984K105

1	NAME OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [ ]	(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,449,769*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,449,769*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,449,769*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.37%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The above-referenced shares (the “Shares”) of DermTech, Inc. (the “Issuer”) reported herein are held in the form of common stock (the “Common Stock”) and warrants (the “Warrants”). The Shares are held by RTW Master Fund, Ltd. and one or more funds (together the “Funds”), managed by RTW Investments, LP (the “Adviser”). The Warrants are may be exercised within 60 days after August 29, 2019. The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all such Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 2,449,769 Shares, or 20.37% of the Issuer’s 11,964,288 Shares deemed issued and outstanding as of August 29, 2019, as disclosed in the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on August 29, 2019. Accordingly, Roderick Wong is the Managing Partner and Chief Investment Officer of the Adviser. This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address and principal office of the Issuer is 11099 N. Torrey Pines Road, Suite 400, La Jolla, CA 92037.

Item 2. Identity and Background

(a) – (c) and (f)

Each of RTW Investments, LP, RTW Master Fund, Ltd. and Roderick Wong (together, the “Reporting Persons”) are filing this statement.

The address and principal office of RTW Investments, LP and Roderick Wong is 412 West 15th Street, Floor 9, New York, New York 10011. The address and principal office of RTW Master Fund, Ltd. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001 Cayman Islands.

The principal business of RTW Investments, LP is serving as investment adviser to the Funds. Roderick Wong is the Managing Partner and Chief Investment Officer of RTW Investments, LP.

The place of organization for RTW Investments, LP and RTW Master Fund, Ltd. is Delaware and the Cayman Islands respectively. Dr. Wong is a citizen of the United States of America.

(d) – (e)

During the past five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 29, 2019 (the “Effective Date”), the Issuer completed a merger transaction (the “Merger”) pursuant to an Agreement and Plan of Merger, dated May 29, 2019, by and among Issuer, DT Merger Sub, Inc., and DermTech Operations, Inc., formerly known as DermTech, Inc. (“DermTech Operations”), as filed with the Securities and Exchange Commission on Form 8-K on May 29, 2019 (the “Merger Agreement”). Pursuant to the Merger Agreement, all issued and outstanding common stock of DermTech Operations converted into and became common stock of Issuer, and all issued and outstanding warrants of DermTech Operations converted into and became warrants to purchase shares of Issuer’s common stock. On August 29, 2019, following the completion of the Merger, the Issuer effected a reverse stock split at a ratio of one share for every two shares of Issuer common stock outstanding (the “Reverse Stock Split”). On August 29, 2019, immediately prior to the completion of the Merger, the Company issued, in a private placement transaction (the “PIPE Financing”), 3,076,925 shares of its common stock pursuant to the terms of separate Subscription Agreements and Amended and Restated Subscription Agreements, dated between May 22, 2019, and August 1, 2019, entered into by the Issuer and certain accredited investors.

As of the Effective Date, the Reporting Persons were deemed to beneficially hold 2,449,769 shares of the Issuer’s common stock, which consisted of 1,386,871 shares of common stock issued in the Merger, 62,898 shares of common stock held in the form of warrants issued in the Merger and exercisable within 60 days after Effective Date and 1,000,000 shares of common stock purchased in the PIPE for an aggregate purchase price of $6,500,000. The Shares acquired in the PIPE were purchased with working capital of the Funds.

The Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference. The Subscription Agreement is filed as Exhibit 3 hereto and incorporated herein by reference.

SCHEDULE 13D

Item 4. Purpose of Transaction

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and 13 of the cover pages of this Schedule 13D and the footnote thereto are incorporated herein by reference. (c)

Except as described herein, neither Reporting Person, has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

As stated above, Roderick Wong is the Managing Partner and Chief Investment Officer of RTW Investments, LP. Certain funds advised by RTW Investments, LP directly own shares of Common Stock. The information regarding the Merger Agreement set forth in Item 3 above is incorporated herein by reference in its entirety.

The Merger Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

The Subscription Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of shares of Common Stock for purposes of Section 13(d) of the Exchange Act or any other purpose. This Schedule 13D shall not be deemed an admission that any Reporting Person is the beneficial owner of shares of Common Stock for purposes of Section 13(d) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of shares of Common Stock except to the extent of the Reporting Person’s pecuniary interest therein.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of May 29, 2019, by and among Constellation Alpha Corp., DT Merger Sub, Inc. and DermTech, Inc.†

2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.

3	Subscription Agreement.††

†	Incorporated by reference from Annex A filed with that certain amendment to Form S-4 Registration Statement filed with the U.S. Securities and Exchange Commission on August 2, 2019 by Constellation Alpha Corp.

††	Incorporated by reference from Exhibit 10.40 of that certain amendment to Form S-4 Registration Statement filed with the U.S. Securities and Exchange Commission on August 2, 2019 by Constellation Alpha Corp.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2019

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong
Roderick Wong, Managing Partner

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong
Roderick Wong, Director

RODERICK WONG

By:	/s/ Roderick Wong
Roderick Wong, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).